Office of International Corporate Finance
Securities and Exchange Commission

RECEIVED
2006 DEC 18 A 7:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


06019277

SUPPL

Randers, 12 December 2006

Dear Ladies and Gentlemen,

**Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 51/2006 of 12 December 2006
  "Vestas receives 63 MW order in the USA"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
**Vestas Wind Systems A/S**



Pia Guldbæk Brøns
Communication & IR

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL



**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 · EUR 5005 677997
**Company reg. no.:** 10 40 37 82
**Company reg. name:** Vestas Wind Systems A/S

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 12 December 2006
Stock exchange announcement No. 51/2006


**Vestas receives 63 MW order in the USA**

Vestas has received an order for the second phase of the Solano wind project in Rio Vista, California. The 63 MW order, consisting of 21 units of the V90-3.0 MW wind turbine, has been placed by Sacramento Municipal Utility District (SMUD) in California. SMUD is the 6th largest municipal utility in United States, and a long-time customer of Vestas Americas.

Phase one of the project consisted of 8 units of V90-3.0 MW turbines and was commissioned in early 2006.

The order is a turnkey order, and Vestas will supply, install and commission the wind turbines as well as provide maintenance and service for a five-year period. Shipment of the first turbines will begin in the fourth quarter of 2007, with the commissioning date set for the second quarter of 2008.

"*We are very pleased to be awarded this additional contract for the V90 wind turbines for the Solano wind project,*" says Jens Søby, President of Vestas Americas A/S, and continues: *"The 3.0 MW programme is an important part of the continued growth of Vestas in the North American market in the coming years, and this order is manifesting SMUD's confidence in the V90-3.0 MW wind turbine."*

The above order does not affect the Vestas Group's expectations for 2006 and 2007, cf. Stock exchange announcement No. 49/2006 of 22 November 2006.

Any questions may be addressed to Jens Søby, President of Vestas Americas A/S (Oregon), telephone +1 503 327 2000, or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
**Vestas Wind Systems A/S**

Ditlev Engel
President and CEO

**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name: Vestas Wind Systems A/S**